FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2001

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


           L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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[Genesys Conferencing Logo]                                          [SONY Logo]


                   Sony Selects Genesys Conferencing to Offer
                  Sony-Branded Conferencing Services in Europe


Montpellier, France - August 28, 2001 - Genesys Conferencing (Euronext: 3955 and
Nasdaq: GNSY), the world's leading conferencing specialist, and Sony, a leading manufacturer of audio, video, communications and information technology products, announced today the signing of a pan-European contract covering the supply of Genesys Conferencing solutions to Sony, as well as the distribution by Sony of Genesys Conferencing automated audio, video and web conferencing services under the Sony brand in Europe.


A shared vision for global excellence

Sony has a vision of becoming a complete global solutions provider, and a key step in this strategy is the addition of conferencing services to its portfolio later this year.


Genesys Conferencing was selected from among 23 vendors to provide Sony with high-quality conferencing solutions. The addition of Sony to Genesys Conferencing's client list underscores the fact that Genesys Conferencing's full range of conferencing services and unique global coverage ideally positions the Group to win major contracts with multinationals.


Under this agreement, Genesys Conferencing will start rolling out videoconferencing services, followed by audio and web conferencing solutions in October, for Sony's internal use. In parallel, Sony has agreed to distribute TeleMeeting, Genesys' automated audio conferencing service, multi-point videoconferencing and PowerShare, Genesys' award-winning web collaboration solution, to its client portfolio in Europe. Ultimately, Sony intends to deliver these services worldwide.


With global reach and local support in 17 countries across Europe, North America and Asia-Pacific, Genesys Conferencing can easily provide training and assistance to Sony sales teams worldwide.


"We have chosen Genesys Conferencing because it offers an excellent range of top-quality conferencing services. In particular, Genesys Conferencing has more local people across the globe than any other conferencing company," said Nick Deen, Marketing Manager for Sony.


Francois Legros, Chairman and Chief Executive Officer of Genesys Conferencing, confirmed this partnership is in line with the Group's strategy to deliver cutting-edge group communications solutions to multinationals. "Genesys Conferencing's global presence and comprehensive, technologically advanced portfolio of virtual group communications services enable the Group to provide a one-stop conferencing shop to multinationals around the globe. The fact that Sony chose us as its conferencing provider and trusts us to handle conferencing services on its behalf confirms that Genesys Conferencing is perceived as the standard for multinationals, eager not only to serve present needs, but also ready to anticipate future ones."

* PowerShare received the "Best Web Conferencing Service" award from CNET in
2001.

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services. Working in a rapidly growing market and enjoying unique world-wide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 17 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY). www.genesys.com

Press & Investor Relations

Pierre SCHWICH                                   Marine BRUN
EVP, Audit, Financial Planning
& Investor Relations                             Financial Communication
Tel: +33 4 99 13 27 67                           Tel: + 33 4 99 13 25 17
pierre.schwich@genesys.com                       investor@genesys.com


Florence CATEL                                   Paul JOYAL
Press Relations - Corporate                      Press Relations North America
Tel: +33 4 99 13 27 49                           Tel: +1 781-761-6200
florence.catel@genesys.com                       paul.joyal@genesys.com


About Sony
Sony manufactures audio, video, communications and information technology products for the global consumer and professional markets. With its music, pictures, games and online businesses, Sony is uniquely positioned to become a leading broadband network company in the 21st century. In Europe Sony recorded consolidated annual sales of EUR 13.52 billion for the fiscal year ended March 31, 2001, based on a year-end exchange rate of Yen 109 to the EUR. Sony is the leading supplier of videoconferencing technology world-wide - more than 70 per cent of all videoconferencing systems sold incorporate Sony components. Innovations include integrated graphics, built-in multipoint videoconferencing and direct control of additional peripherals, such as cameras, scanners and printers.

For more information, please contact Sony Broadcast & Professional Europe:

Sandy Bergkamp
PR Officer Sony
Amsterdam, Phone: +31 20 44 99 303
Amsterdam, Fax:   +31 20 44 99 333
sandy.bergkamp@sonybpe.com
www.sonyvideoconference.com or www.sonybiz.net

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SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2001

                                              GENESYS SA


                                              By: /s/ Pierre Schwich
                                              -------------------------------
                                              Name:  Pierre Schwich
                                              Title: Chief Financial Officer